Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

Gammon Continues Production Ramp-up During Third Quarter, Production Increases 10%

Toronto, October 12, 2010, Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): is pleased to provide preliminary third quarter results for its Ocampo mine where production increased by 10% over the prior quarterly production result. All figures reported are in U.S. dollars unless otherwise indicated.

The benefits of the strategic capital program completed over the past two years are evident in the quarter over quarter improvements reported at the Ocampo mine. Despite heavy seasonal rainfalls in the third quarter, the mine reported increased productivity and reduced cash costs as the capital program and the strong operating team has mitigated the impact on mining operations.

Based on the positive momentum achieved at Ocampo, the Company confirms that it expects to achieve its production and cash cost guidance for 2010.

Ocampo Key Performance Metrics – Third Quarter 2010
				Percent Change
Production	Q1-2010	Q2-2010	Q3-2010	Q3 vs. Q1	Q3 vs. Q2
Gold Ounces Produced	21,855	24,963	27,018	24%	8%
Silver Ounces Produced	960,817	1,066,998	1,189,769	24%	12%
Gold Equivalency Rate (Realized)	66	65	64	-3%	-1%
Gold Eq. Ounces Produced (Realized)	36,546	41,362	45,520	24%	10%
Gold Eq. Ounces Produced (55:1)(2)	39,325	44,363	48,650	24%	10%
Total Cash Costs	Q1-2010	Q2-2010	Q3-2010	Q3 vs. Q1	Q3 vs. Q2
Cash Costs per Gold Eq. Ounce (Realized)(1)	$458	$461	$443	-3%	-4%
Cash Costs per Gold Eq. Ounce (55:1)(1)(2)	$423	$430	$414	-2%	-4%
(1)	Cash costs for the third quarter 2010 have not been finalized and are subject to adjustment
(2)	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

“We continue to report solid traction from Ocampo which is consistently operating to plan design. Moreover, we are now starting to see opportunities from new discoveries that will underpin the long term potential of this asset.” stated René Marion, President and Chief Executive Officer. He continued, “While we experienced the most severe rainy season since 2006, our operating practices and expansion programs commissioned over the past two years have allowed our operating team to continue reporting increased production and reduced operating costs despite the impact of this annual climatic challenge.”

Third Quarter Ocampo Operational Highlights

  During the third quarter the Ocampo mine continued to report improving productivity. In the quarter the Ocampo mine produced 27,018 gold ounces and 1,189,769 silver ounces, or 48,650 gold equivalent ounces using the Company’s long-term gold-to-silver ratio of 55:1.

  Total cash costs in the third quarter at Ocampo were $414 per gold equivalent ounce using the Company’s long-term gold-to-silver ratio of 55:1.

  Utilizing Ocampo’s silver revenues as a by-product cost credit, third quarter total cash costs were negative $116 per gold ounce.

  Production from the NE underground mine continued to exceed targeted levels and reported an average of 1,596 tonnes per day in the quarter at grades consistent with the second quarter. Supported by the redeployment of contract workers from El Cubo in late June, combined development at both the NE and Santa Eduviges underground mines increased by 68% over Q1 levels and 38% over Q2, with almost 6.6 kilometres of development completed during the quarter.

  Development of Santa Eduviges, the second underground mine at Ocampo, has been accelerated over the past nine months with 1,271 metres of development completed to date. We anticipate that the Santa Eduviges mine will contribute 250 tonnes per day of production during the latter part of the fourth quarter ramping up to 500 tonnes per day in 2011.

  On September 20, 2010, the Company reported the addition of 127,750 gold equivalent ounces (using the Company’s long-term gold equivalency ratio of 55:1) in Proven and Probable Reserves at three new discoveries made at Ocampo. These three new deposits were discovered through the first phase drilling program during the first half of 2010 and will be incorporated into the 2010 Reserves and Resources Statement along with additional Reserves and Resources delineated through the Company’s ongoing drilling program at Ocampo in the second half of the year.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus project located north of the Ocampo mine. Gammon also recently signed a definitive agreement to acquire the Los Jaros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

2

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget” , “estimate”, “forecast”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 and 2011 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 and 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further improvements to silver recoveries resulting from improvements to the Ocampo mil l and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncert ainty therein.

###